Contact

www.linkedin.com/in/joshbooty
(LinkedIn)

Top Skills

Healthcare
Entrepreneurship
Artificial Intelligence (AI)

Josh Booty

Co-Founder @ Bula Technologies Inc | Former MLB Player and World Series Champion ‘97 | Former NFL Quarterback | Board Member National QB Club
Miami Beach, Florida, United States

Summary

Josh Booty’s success story starts where most dream of: in professional sports. From accepting the largest signing bonus in major league baseball history in 1994 and joining the MLB Marlins right out of High School to turning around LSU’s college football program playing under Head Coach Nick Saban and Offensive Coordinator Jimbo Fisher, to being drafted to the NFL Seattle Seahawks. He also played for the Cleveland Browns and Oakland Raiders. Josh was coached by Mike Holmgren, Butch Davis, Bruce Arians, and Lane Kiffin while in the NFL. Josh not only excelled in the professional sports arena, but built the foundation to his future entrepreneurial successes by the power of bringing people together. Josh also played 3rd Base for Team USA in the US Olympic Festival and World Games winning two silver medals.

Josh started Big Dreams Ventures LLC which he owns and operates himself, a consulting and marketing company, investing and building startups in many different industries including oil & gas, food distribution, healthcare, gaming & many others. He’s a partner in SC Health Corp, helping bring PPE products and services to government, hospital and retail organizations.

He consults for several companies including AFS.net and MerchantProcessing.com

He’s also involved in many of his own startup companies including an AI text message based marketing platform and most recently is the co-founder of Bula, a social challenge app which is expected to be the next generation of social.

While having his hands in business, Josh hasn’t completely walked away from sports as he now parlayed his passion of playing to sports entertainment. He co-hosts a myriad of radio broadcasts on The

Bleav Podcast Network, Fox Sports Radio & ESPN Radio, and frequently does guest appearances on Sports TV Networks. Josh has appeared in TV shows including the soap opera Days of Our Lives and won the MLB's The Next Knuckler reality TV show. He also serves as a Board Member of the National QB Club. Josh also played QB for USA Football vs The European Football League All-Stars in Berlin, Germany in October, 2021.

Experience

Big Dreams Ventures LLC
President
January 2019 - Present (3 years 7 months)

Bula Technologies Inc.
Co-Founder, Secretary
December 2020 - Present (1 year 8 months)

SC Health SPV
Partner at SCHealth.com
February 2020 - January 2021 (1 year)
South Carolina

Las Vegas Raiders
Quarterback
January 2007 - December 2007 (1 year)

Cleveland Browns
Quarterback
January 2001 - December 2004 (4 years)

Louisiana State University
Quarterback
September 1999 - August 2000 (1 year)

Miami Marlins
Third Baseman
January 1994 - December 1998 (5 years)

Education

Louisiana State University

Communication and Media Studies · (1999 - 2000)